EX-99.2
Main elements employment contract
Frederic Schneider-Maunoury
The remuneration package of Frederic Schneider-Maunoury is in accordance with the Remuneration Policy, including the performance criteria, as adopted by the AGM, and the stock option and share arrangements as approved by the AGM. The remuneration package is applicable to Mr. Schneider-Maunoury’s duties as Executive Vice President and Chief Operations Officer of ASML Holding N.V. and is in accordance with the Dutch Corporate Governance Code.
Base salary:	Euro 400,000 gross per year.

Performance cash bonus:	Maximum 60% of base salary to be paid annually.

Performance stock and stock options:	In accordance with Board of Management Performance Stock Options and Performance Stock programs as determined by the Remuneration Policy.

Performance criteria:	In accordance with the Remuneration Policy.

Pension:	Individual policy according to defined contribution plan (total annual premium FY 2010 equals approximately Euro 60,000 of which the employer’s contribution to premium is approximately Euro 42,000).

Severance payment:	One year base salary (gross).

Appointment term:	Four year term, with possibility of re-appointment.

Conditions in Change of Control Clause:	In accordance with the Remuneration Policy.